SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Occidental Petroleum Corporation Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       OCCIDENTAL PETROLEUM CORPORATION
                         SAVINGS PLAN

                       By   s:/Jim A. Leonard/
                            ----------------------------------------------------
                            James A. Leonard - Member of the
                            Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee


Dated:  June 28, 2005

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                                WLA11572AC PCAOB

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                            PAGE

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits - December 31,
     2004 and 2003                                                             2

Statements of Changes in Net Assets Available for Benefits - Years
     ended December 31, 2004 and 2003                                          3

Notes to Financial Statements                                                  4

SCHEDULES

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
          - December 31, 2004                                                 16

2    Schedule H, Line 4j - Schedule of Reportable Transactions - Year
          ended December 31, 2004                                             19


Note: Supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Occidental Petroleum Corporation
   Pension and Retirement Plan Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Los Angeles, California
June 24, 2005

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003
                          (Dollar amounts in thousands)

                                                                     2004             2003
                                                                 ------------     ------------
Assets:
  Investments:
    At fair value:
      Cash and cash equivalents                                  $     21,162           10,900
      Common stock                                                    552,201          508,632
      Mutual funds                                                    391,134          353,930
      Participant loans                                                17,942           16,735
      Plan interest in Master Trusts                                   60,963            3,323
    At contract value:
      Guaranteed investment contracts                                 197,625          167,755
                                                                 ------------     ------------
          Total investments                                         1,241,027        1,061,275
                                                                 ------------     ------------
  Receivables:
    Interest and dividends                                              2,564            2,886
    Participant contributions                                              --            1,561
    Employer contributions                                                 --              911
    Due from broker for securities sold                                 5,850              195
                                                                 ------------     ------------
          Total receivables                                             8,414            5,553
                                                                 ------------     ------------
          Total assets                                              1,249,441        1,066,828
                                                                 ------------     ------------
Liabilities:
  Accrued expenses                                                         51               57
  Due to broker for securities purchased                                6,591              113
                                                                 ------------     ------------
          Total liabilities                                             6,642              170
                                                                 ------------     ------------
          Net assets available for benefits                      $  1,242,799        1,066,658
                                                                 ============     ============

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2004 and 2003
                          (Dollar amounts in thousands)

                                                                     2004             2003
                                                                 ------------     ------------
Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest and dividend income                               $     17,320           15,694
      Net appreciation in fair value of investments                   214,295          243,835
      Other income                                                        196               43
                                                                 ------------     ------------
          Total investment income                                     231,811          259,572
                                                                 ------------     ------------
    Contributions:
      Participant                                                      40,625           38,549
      Employer                                                         22,174           22,479
      Participant rollovers                                             1,556            1,928
                                                                 ------------     ------------
          Total contributions                                          64,355           62,956
                                                                 ------------     ------------
    Transfers from other plans                                             --            1,553
                                                                 ------------     ------------
          Total additions                                             296,166          324,081
                                                                 ------------     ------------
Deductions:
  Deductions from net assets attributable to:
    Benefits paid to participants                                     119,306          102,148
    Plan expenses                                                         719            1,148
                                                                 ------------     ------------
          Total deductions                                            120,025          103,296
                                                                 ------------     ------------
          Net increase                                                176,141          220,785
Net assets available for benefits:
  Beginning of year                                                 1,066,658          845,873
                                                                 ------------     ------------
  End of year                                                    $  1,242,799        1,066,658
                                                                 ============     ============

See accompanying notes to financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(1)  DESCRIPTION OF THE PLAN

     The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  PLAN ADMINISTRATION

          The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. Effective April 1, 2004, the Bank of New York (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan. Prior to April 1, 2004, The Northern Trust Company was the trustee of the Plan.

     (c)  CONTRIBUTIONS

          Participant Contributions - Participants may contribute up to the maximum contribution percentage of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. For 2004, the deferral percentage limits were 32% for non-Highly Compensated Employees (non-HCEs) and 14% for Highly Compensated Employee (HCEs). For 2003, the deferral percentage limits for a non-HCE were 31% and 14% for HCEs. Participants age 50 or older by the end of the Plan year were permitted to contribute before-tax catch-up contributions to the Plan up to $3,000 and $2,000 for the 2004 and 2003 Plan years, respectively.

          Employer Matching Contributions - For noncollectively bargained employees, the Company contributed 100% of a participant's contribution up to the first 6% of eligible compensation. For collectively bargained employees, the Company contributed 50%, 75%, or 100% as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).


                                       4                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     (d)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's elected contribution, the Employer's respective matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan investment losses and trustee fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  VESTING

          Participants are vested immediately in their contributions plus actual earnings thereon. Effective June 1, 2002, participants became 100% vested in dividends credited to their balance in the Company Matching Contribution Account under the Oxy Stock Fund on or after June 1, 2002. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Generally, a participant is 20% vested for each full year of service and is 100% vested after five years of vesting service.

     (f)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount which would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms range from one to five years for general-purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. Interest rates ranged from 2.75% to 7.00% on loans outstanding as of December 31, 2004. Principal and interest is paid ratably through monthly payroll deductions.

     (g)  DISTRIBUTIONS

          Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options
          (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.


                                       5                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     (h)  FORFEITED ACCOUNTS

          Forfeited nonvested accounts are used to reduce Employer contributions. During 2004 and 2003, Employer contributions were reduced by approximately $298,000 and $186,000 from forfeited nonvested accounts, respectively. Unallocated forfeitures at December 31, 2004 and 2003 were not significant to the financial statements. Effective August 2, 2004, Plan forfeitures are used to pay Plan expenses before reducing Employer contributions.

     (i)  INVESTMENT OPTIONS

          The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in 1% increments, among any of the investment options offered at the time. Participants may change their investment options daily. Participants are provided a Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund. If a participant does not make an investment election, his or her elected contributions automatically are invested in the Plan's Stable Value Fund.

     (j)  PLAN AMENDMENTS

          Effective August 2, 2004, the Plan was amended to allow forfeitures to be used to pay the reasonable costs of administering the Plan and any remaining forfeitures to be used to reduce Employer matching contributions. In addition, participants who met age and vesting service requirements may elect to diversify Oxy stock held in the Company matching account into other investment funds. The changes were to be implemented in three phases based on the participant's age and vesting service under the Plan.

     (k)  PLAN MERGERS

          Effective September 12, 2003, all accounts not distributed from the Oxy Permian Savings Plan, which was terminated effective March 31, 2002, were merged into the Plan. Approximately $1,553,000 was transferred into the Plan in September 2003.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 2003 financial statements to be consistent with the current year presentation.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


                                       6                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts (fully benefit-responsive investment contracts) which are valued at contract value (notes 3 and 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

          Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation (depreciation) in fair value of investments is reflected in the accompanying statement of changes in net assets available for benefits as "net appreciation in fair value of investments."

     (d)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (e)  RISKS AND UNCERTAINTIES

          The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Additionally, some mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

          Derivative financial instruments are used by the Plan's equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

          As of December 31, 2004 and 2003, approximately 44% and 43% of total Plan investments, respectively, were invested in the Oxy Stock Fund.


                                       7                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets (dollar amounts in thousands):

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                      2004             2003
                                                                  ------------     ------------
     Oxy Stock*                                                   $    525,498          447,535
     Invesco Fund                                                      197,625          167,755
     Vanguard Employee Benefit Index Fund                              170,812          169,976
     Dodge & Cox Balanced Fund                                          69,181           60,447
     All other investments less than 5%                                277,911          215,562
                                                                  ------------     ------------
                 Total investments                                $  1,241,027        1,061,275
                                                                  ============     ============

     * Participant- and nonparticipant-directed.


     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $214,295,000 and $243,835,000, respectively, as follows (dollar amounts in thousands):

                                                                      2004             2003
                                                                  ------------     ------------
     Common stock                                                 $    160,924          164,188
     Mutual funds                                                       46,591           79,080
     Interest in Master Trusts                                           6,780              567
                                                                  ------------     ------------
                                                                  $    214,295          243,835
                                                                  ============     ============


                                       8                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(4)  OXY STOCK FUND

     Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant- and nonparticipant-directed investments is as follows (dollar amounts in thousands):

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                      2004             2003
                                                                  ------------     ------------
     Net assets:
       Oxy Stock Fund                                             $    546,964          457,576

                                                                      YEAR ENDED DECEMBER 31
                                                                  -----------------------------
                                                                      2004             2003
                                                                  ------------     ------------
     Changes in net assets:
       Contributions                                              $     26,524           24,724
       Investment income                                                10,914           11,415
       Net appreciation in fair value of investments                   158,115          149,051
       Transfers between funds                                         (40,319)         (13,557)
       Benefits paid to participants                                   (65,737)         (44,745)
       Administrative expenses                                            (109)             (90)
                                                                  ------------     ------------
                                                                  $     89,388          126,798
                                                                  ============     ============


(5)  GUARANTEED INVESTMENT CONTRACTS

     The Invesco Fund (the Fund) includes investments in guaranteed investment contracts (GICs) and synthetic GICs. Both the Plan and the OPC Retirement Plan are invested in the Fund, managed by Invesco. The Plan's investment in the Fund is 45.89% and 41.45% at December 31, 2004 and 2003, respectively. The Plan's investments in GICs are included in the statements of net assets available for benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts' provisions, these "potential" limitations do not jeopardize the contract value reporting for these investments.

     Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the "wrapper" contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract


                                       9                             (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     value, on a duration basis, to the yield curve. Fair value of the nonparticipating synthetic GICs is determined by comparing each contract, on a duration basis, to a Treasury yield curve at year-end, plus 40 basis points. Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

     GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

     Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

     Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

     During 2004 and 2003, the average yield earned on amounts invested in the GICs was 4.62% and 4.69%, respectively. As of December 31, 2004 and 2003, the average crediting interest rate on such contracts was 4.59% and 4.73%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed-basis point spread.


                                       10                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2004 (dollar amounts in thousands):

                                                                          CREDITING
                                                         DURATION       INTEREST RATE        CONTRACT            FAIR
                                                         (YEARS)          PERCENTAGE          VALUE             VALUE
                                                      -------------     -------------     -------------     -------------
     Security-backed investments:
       Synthetics:
         Bank of America NT & SA                               1.71              4.32     $      15,223            15,432
         ING Life Ins & Ann Co (#60032)                        2.39              3.81            23,633            23,702
         ING Life Ins & Ann Co (#60072)                        2.31              3.11             3,874             3,917
         JP Morgan Chase                                       3.54              5.07            22,287            23,148
         Metropolitan Life                                     2.39              5.09            23,034            23,731
         Monumental Life Ins. Co. #00595                       4.14              5.71            30,748            31,573
         State Street Bank                                     3.54              4.56            34,443            35,172
         UBS AG                                                1.71              4.19            14,573            14,784
         John Hancock Life Insurance                           1.71              6.31               550               577
                                                                                          -------------     -------------
               Total synthetics                                                                 168,365           172,036
                                                                                          -------------     -------------
     General account investments:
       Monumental Life Insurance Co.                           1.43              5.05             2,605             2,667
       IRT Stable Value Fund                                   2.98              3.74            21,603            21,603
                                                                                          -------------     -------------
               Total general account investments                                                 24,208            24,270
                                                                                          -------------     -------------
     Short-term investment fund:
       Bank of New York                                                                           5,052             5,052
                                                                                          -------------     -------------
               Total guaranteed investment
                 contracts                                                                      197,625           201,358

     Less synthetic wrappers                                                                         --            (3,671)
     Less difference between the fair value and
       contract values on the nonsynthetic GICs                                                      --               (62)  1
                                                                                          -------------     -------------
               Total contract value of guaranteed
                 investment contracts                                                     $     197,625           197,625
                                                                                          =============     =============

     1 The difference of $62,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.


                                       11                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2003 (dollar amounts in thousands):

                                                                          CREDITING
                                                         DURATION       INTEREST RATE        CONTRACT            FAIR
                                                         (YEARS)          PERCENTAGE          VALUE             VALUE
                                                      -------------     -------------     -------------     -------------
     Security-backed investments:
       Synthetics:
         Bank of America NT & SA                               1.93              5.28     $       9,708            10,188
         ING Life Ins & Ann Co.                                2.46              4.22            11,965            12,388
         JP Morgan Chase                                       3.65              4.48            28,539            29,612
         Metropolitan Life                                     2.46              5.53            20,158            21,353
         Monumental Life Ins. Co. #00285                       0.08              1.53               499               507
         Monumental Life Ins. Co. #00595                       4.49              5.83            26,245            27,368
         State Street Bank                                     3.65              4.51            28,534            29,613
         UBS AG                                                1.93              4.98            11,797            12,275
         ING Life Ins & Ann Co.                                1.90              2.99             5,886             6,013
         John Hancock Life Insurance                           1.93              5.80               745               794
                                                                                          -------------     -------------
               Total Synthetics                                                                 144,076           150,111
                                                                                          -------------     -------------
     General account investments:
       Monumental Life Insurance Co.                            2.43              5.05            2,240             2,365
       SunAmerica Life Insurance Co.                            0.01              7.97              738               738
       IRT Stable Value Fund                                    2.98              3.74           18,753            18,753
                                                                                          -------------     -------------
               Total general account investments                                                 21,731            21,856
                                                                                          -------------     -------------
     Short-term investment fund:
       Northern Trust Company                                                                     1,948             1,948
                                                                                          -------------     -------------
               Total guaranteed
                 investment contracts                                                           167,755           173,915

     Less synthetic wrappers                                                                         --            (6,035)
     Less difference between the fair value and
       contract values on the nonsynthetic GICs                                                      --              (125) 2
                                                                                          -------------     -------------
               Total contract value of guaranteed
                 investment contracts                                                     $     167,755           167,755
                                                                                          =============     =============

     2 The difference of $125,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.

(6)  INVESTMENT IN MASTER TRUSTS

     The Plan invests in two Master Trust Investment Accounts (MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). The Plan and the OPC Master Retirement Trust (MRT) each owns an undivided interest in these MTIAs.


                                       12                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     At December 31, 2004 and 2003, the Plan's investment in the assets of Advent MTIA represented an individual interest of approximately 12% and 15%, respectively. The following table presents the aggregate fair value of investments held by, and investment income earned by, the Advent MTIA, in which the Plan owns an undivided interest, as stated above (dollar amounts in thousands):

                                                                                     DECEMBER 31
                                                                            -----------------------------
                                                                                2004             2003
                                                                            ------------     ------------
     Investments at fair value as determined by quoted market price:
       Short-term investments                                               $        464               --
       Common stock                                                                  727               --
       Preferred stock                                                             9,393            6,974
       Corporate bonds                                                            16,365           15,713
                                                                            ------------     ------------
                                                                            $     26,949           22,687
                                                                            ============     ============

                                                                                YEAR ENDED DECEMBER 31
                                                                            -----------------------------
                                                                                2004             2003
                                                                            ------------     ------------
     Investment income (loss):
       Net appreciation in fair value of investments:
         Common stock                                                       $         54               --
         Preferred stock                                                              91            1,209
         Corporate bonds                                                             379            2,827
                                                                            ------------     ------------
                                                                                     524            4,036
       Interest and dividends                                                        848              710
       Less investment expenses                                                     (186)            (171)
                                                                            ------------     ------------
                                                                            $      1,186            4,575
                                                                            ============     ============


                                       13                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     Effective July 1, 2004, the Plan and the MRT combined their respective Alliance Bernstein investment accounts into the Bernstein MTIA. At December 31, 2004, the Plan's investment in the assets of the Bernstein MTIA represented an individual interest of approximately 49%. The following table presents the aggregate fair value of investments held by, and investment income earned by, the Bernstein MTIA, in which the Plan owns an undivided interest, as stated above (dollar amounts in thousands):

                                                                                 DECEMBER 31
                                                                                    2004
                                                                                ------------
     Investments at fair value as determined by quoted market price:
       Short-term investments                                                   $      9,462
       Common stock                                                                  108,785
                                                                                ------------
                                                                                $    118,247
                                                                                ============

                                                                                 YEAR ENDED
                                                                                 DECEMBER 31
                                                                                    2004
                                                                                ------------
     Investment income (loss):
       Net appreciation in fair value of investments:
         Common stock                                                           $     29,218
       Interest and dividends                                                            568
       Less investment expenses                                                         (370)
                                                                                ------------
                                                                                $     29,416
                                                                                ============


(7)  RELATED PARTY TRANSACTIONS

     The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the OXY Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Expenses paid by the Plan to the Trustee for the years ended December 31, 2004 and 2003 were insignificant.

(8)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(9)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.


                                       14                            (Continued)

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(10) RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

                                                                               2004             2003
                                                                           ------------     ------------
     Net assets available for benefits per the financial statements        $  1,242,799        1,066,658
     Amounts allocated to withdrawing participants                               (1,534)            (762)
                                                                           ------------     ------------
     Net assets available for benefits per the Form 5500                   $  1,241,265        1,065,896
                                                                           ============     ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003 (dollar amounts in thousands):

                                                                               2004             2003
                                                                           ------------     ------------
     Benefits paid to participants per the financial statements            $    119,306          102,148
       Amounts allocated to withdrawing participants
         at December 31, 2004                                                     1,534               --
       Amounts allocated to withdrawing participants
         at December 31, 2003                                                      (762)             762
       Amounts allocated to withdrawing participants
         at December 31, 2002                                                        --           (4,205)
                                                                           ------------     ------------
     Benefits paid to participants per the Form 5500                       $    120,078           98,705
                                                                           ============     ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

                                                                      SCHEDULE 1

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                          (Dollar amounts in thousands)

  (A)                         (B)                                               (C)                           (D)           (E)
                                                                      DESCRIPTION OF INVESTMENT,
                                                                  INCLUDING MATURITY DATE, RATE OF
RELATED          IDENTITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, PAR, MATURITY                      CURRENT
 PARTY              LESSOR, OR SIMILAR PARTY                             VALUE, OR DURATION                  COST*         VALUE
-------  --------------------------------------------------  ------------------------------------------  ------------  ------------
            Cash and cash equivalents                                                                    $                   21,162
                                                                                                                       ------------
            Common stock:
               ADC Telecommunications Inc.                   Common stock, 38,600 shares                                        103
               Allstate Corp. Co.                            Common stock, 5,500 shares                                         285
               Altria Group Inc. (fka Phillip Morris)        Common stock, 4,500 shares                                         275
               American Electric Pwr Co. Inc.                Common stock, 9,100 shares                                         313
               American International Group Inc.             Common stock, 3,500 shares                                         230
               Arrow Electr Inc.                             Common stock, 6,300 shares                                         153
               Avnet Inc.                                    Common stock, 7,000 shares                                         128
               Bank America Corp.                            Common stock, 19,974 shares                                        939
               Boeing Company                                Common stock, 7,400 shares                                         383
               Borg Warner Inc.                              Common stock, 6,000 shares                                         325
               BP PLC Spons ADR                              Common stock, 13,100 shares                                        765
               Burl Northn Santa Fe Corp.                    Common stock, 4,500 shares                                         213
               ChevronTexaco Corp.                           Common stock, 10,000 shares                                        525
               Chubb Corp.                                   Common stock, 7,000 shares                                         538
               Citigroup Inc.                                Common stock, 23,700 shares                                      1,142
               Comcast Corp. New                             Common stock, 12,100 shares                                        397
               Conocophillips                                Common stock, 9,100 shares                                         790
               Cooper Industries Inc.                        Common stock, 4,800 shares                                         326
               CSX Corp.                                     Common stock, 10,800 shares                                        433
               Federal Home Loan Mtg. Corp.                  Common stock, 5,700 shares                                         420
               Federal Natl Mtg. Assn.                       Common stock, 7,225 shares                                         515
               Federated Dept. Stores Inc.                   Common stock, 4,600 shares                                         266
               Flextronics Intl Ltd                          Common stock, 18,400 shares                                        254
               General Electric Co.                          Common stock, 31,900 shares                                      1,164
               Glaxo Smithkline PLC                          Common stock, 10,500 shares                                        498
               Goldman Sachs Group Inc.                      Common stock, 2,300 shares                                         239
               Hartford Financial Services Group Inc.        Common stock, 2,700 shares                                         187
                HCA Inc.                                     Common stock, 10,200 shares                                        408
               Hewlett Packard Co.                           Common stock, 36,300 shares                                        761
               Ingram Micro Inc.                             Common stock, 11,575 shares                                        241
               Interpublic Group of Companies Inc.           Common stock, 12,300 shares                                        285
               Jones Apparel Group Inc.                      Common stock, 6,800 shares                                         249
               JPMorgan Chase & Co.                          Common stock, 19,400 shares                                        757
               Kroger Co.                                    Common stock, 13,300 shares                                        233
               Lear Corp.                                    Common stock, 6,200 shares                                         378
               Lehman Bros Hldgs Inc.                        Common stock, 7,175 shares                                         628
               Magna Intl Inc.                               Common stock, 3,300 shares                                         272
               McDonald's Corp.                              Common stock, 12,800 shares                                        410
               Meadwestva Co. Corp.                          Common stock, 11,464 shares                                        389
               Medco Health Solutions Inc.                   Common stock, 11,900 shares                                        495
               Metlife Inc.                                  Common stock, 11,200 shares                                        454
               Microsoft Corp.                               Common stock, 19,900 shares                                        532
               National City Corp.                           Common stock, 15,700 shares                                        590
               Norfolk Southern Corp.                        Common stock, 19,300 shares                                        698
               Nortel Networks Corp.                         Common stock, 33,200 shares                                        116
**          ***Occidental Petroleum Corp.                    Common stock, 9,004,424 shares                   380,017       525,498
               Office Depot Inc.                             Common stock, 22,500 shares                                        391
               Pepsico Inc.                                  Common stock, 9,700 shares                                         506
               Pfizer Inc.                                   Common stock, 13,340 shares                                        359
               Procter & Gamble Co.                          Common stock, 4,800 shares                                         264
               Safeway Inc.                                  Common stock, 17,900 shares                                        353
               Sanmina-Sci Corp.                             Common stock, 14,300 shares                                        121
               Smurfit-Stone Container Corp.                 Common stock, 14,800 shares                                        276
               Solectron Corp.                               Common stock, 46,425 shares                                        247
               Sprint Corp. (Fon Group)                      Common stock, 14,000 shares                                        348
               St. Paul Travelers Companies Inc.             Common stock, 9,664 shares                                         358


                                       16                            (Continued)

                                                                      SCHEDULE 1

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                          (Dollar amounts in thousands)

  (A)                         (B)                                               (C)                           (D)           (E)
                                                                      DESCRIPTION OF INVESTMENT,
                                                                  INCLUDING MATURITY DATE, RATE OF
RELATED          IDENTITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, PAR, MATURITY                      CURRENT
 PARTY              LESSOR, OR SIMILAR PARTY                             VALUE, OR DURATION                  COST*         VALUE
-------  --------------------------------------------------  ------------------------------------------  ------------  ------------
               Suntrust Banks Inc.                           Common stock, 5,200 shares                  $                      384
               Target Corp.                                  Common stock, 7,700 shares                                         400
               Tech Data Corp.                               Common stock, 4,900 shares                                         222
               Tellabs Inc.                                  Common stock, 33,500 shares                                        288
               Textron Inc.                                  Common stock, 10,100 shares                                        745
               Time Warner Inc.                              Common stock, 30,100 shares                                        585
               Torchmark Corp.                               Common stock, 5,300 shares                                         303
               Unilever NV NY Share F                        Common stock, 3,700 shares                                         247
               V F Corp.                                     Common stock, 1,400 shares                                          78
               Wachovia Corp.                                Common stock, 10,000 shares                                        526
                                                                                                                       ------------
                                                                  Total common stock                                        552,201
                                                                                                                       ------------
            Participant loans:
**             1,647 participant loans, various
                  maturities, interest rates range
                  from 2.0% - 7.0%, balances
                  collateralized by participant account                                                                      17,942
                                                                                                                       ------------
            Guaranteed investment contracts:
               Stable Value Fund:
                 Nonsynthetic guaranteed investment
                   contracts:
                     IRT Stable Value Fund                   #20949-087, Yield 4.05%                                         21,603
                     Short-term investment fund              #894000 Maturity 1/1/05, Yield 2.05%                             5,052
                     Monumental Life Ins Co.                 #SV-04253Q Maturity 6/5/06, Yield 5.05%                          2,667
                                                                                                                       ------------
                                                                   Underlying assets                                         29,322
                                                               Less difference between the fair value
                                                                 and contract values on the
                                                                 nonsynthetic GICs                                              (62)
                                                                                                                       ------------
                                                                   Total nonsynthetic guaranteed
                                                                     investment contracts                                    29,260
                                                                                                                       ------------
                 Synthetic guaranteed investment contracts:
                   John Hancock Life Insurance               #9698, Yield 6.31%                                                 577
                     Wrapper                                 Synthetic Wrapper Agreement                                        (27)
                                                                                                                       ------------
                                                                   Total Contract Value of John
                                                                     Hancock Life Insurance                                     550
                                                                                                                       ------------
                   Bank of America                           #01-204, Yield 4.32%                                            15,432
                     Wrapper                                 Synthetic Wrapper Agreement                                       (209)
                                                                                                                       ------------
                                                                   Total Contract Value of Bank
                                                                     of America                                              15,223
                                                                                                                       ------------
                   ING Life Ins & Ann Co. Contract           #60032, Yield 3.81%                                             23,702
                     Wrapper                                 Synthetic Wrapper Agreement                                        (69)
                                                                                                                       ------------
                                                                   Total Contract Value of ING Life
                                                                     Ins & Ann Co. Contract                                  23,633
                                                                                                                       ------------
                   JP Morgan Chase                           #429939-MIA, Yield 5.07%                                        23,148
                     Wrapper                                 Synthetic Wrapper Agreement                                       (861)
                                                                                                                       ------------
                                                                   Total Contract Value of JP
                                                                     Morgan Chase                                            22,287
                                                                                                                       ------------
                   Metropolitan Life Insurance Co.           #28821, Yield 5.09%                                             23,731
                     Wrapper                                 Synthetic Wrapper Agreement                                       (697)
                                                                                                                       ------------
                                                                   Total Contract Value of Metropolitan
                                                                     Life Insurance Co.                                      23,034
                                                                                                                       ------------


                                       17                            (Continued)

                                                                      SCHEDULE 1

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                          (Dollar amounts in thousands)

  (A)                         (B)                                               (C)                           (D)           (E)
                                                                      DESCRIPTION OF INVESTMENT,
                                                                  INCLUDING MATURITY DATE, RATE OF
RELATED          IDENTITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, PAR, MATURITY                      CURRENT
 PARTY              LESSOR, OR SIMILAR PARTY                             VALUE, OR DURATION                  COST*         VALUE
-------  --------------------------------------------------  ------------------------------------------  ------------  ------------
                   Monumental Life Ins Co.                   #00595TR, Yield 5.71%                       $                   31,573
                     Wrapper                                 Synthetic Wrapper Agreement                                       (825)
                                                                                                                       ------------
                                                                   Total Contract Value of Monumental
                                                                     Life Ins Co.                                            30,748
                                                                                                                       ------------
                   State Street Bank                         #103093, Yield 4.56%                                            35,172
                     Wrapper                                 Synthetic Wrapper Agreement                                       (729)
                                                                                                                       ------------
                                                                   Total Contract Value of State
                                                                     Street Bank                                             34,443
                                                                                                                       ------------
                   UBS AG                                    #5152, Yield 4.19%                                              14,784
                     Wrapper                                 Synthetic Wrapper Agreement                                       (211)
                                                                                                                       ------------
                                                                   Total Contract Value of UBS AG                            14,573
                                                                                                                       ------------
                   ING Life Ins & Ann Co. Contract
                     Cash                                    --                                                                  23
                     US Treasury                             Maturity 8/15/07, Yield 2.75%                                    2,751
                     US Treasury                             Maturity 11/15/07, Yield 2.63%                                   1,143
                     US Treasury                             Maturity 11/15/04, Yield 5.88%                                      --
                                                                                                                       ------------
                                                                   Underlying Assets                                          3,917
                   ING Life Ins & Ann Co.
                     Wrapper                                 Synthetic Wrapper Agreement                                        (43)
                                                                                                                       ------------
                                                                   Total Contract Value of ING Life
                                                                     Ins & Ann Co. Contract                                   3,874
                                                                                                                       ------------
                                                                   Total guaranteed investment contracts                    197,625
                                                                                                                       ------------
            Mutual funds:
               MFO Causeway Cap Mgmt. Intl
                 Value Inst'l                                1,430,817 shares                                                23,222
               MFO Cmg Hi Yield Fd                           439,210 shares                                                   3,610
               MFO Dodge & Cox Balanced Fd                   871,848 shares                                                  69,181
               MFO Fidelity Magellan Fd Inc Open
                 End Fd                                      461,607 shares                                                  47,910
               MFO Hbr Fd Cap Appreciation Fd                449,583 shares                                                  12,890
               MFO Pimco Fds Pac Invt Mgmt Ser               1,136,601 shares                                                12,128
               MFO Vanguard Emp Benefit
                 Index Fd                                    1,618,458 shares                                               170,812
               MFO Vanguard Mid-Cap Index Inst'l
                 Fd                                          1,726,537 shares                                                27,055
               MFO Vanguard Reit Index Inst'l Fund           1,961,741 shares                                                24,326
                                                                                                                       ------------
                                                                   Total mutual funds                                       391,134
                                                                                                                       ------------
            Plan Interest in Master Trusts:
               Advent Unit Master Trust                      299,952 shares                                                   3,223
               MFO Alliance Bernstein Small Cap              5,061,834 shares                                                57,740
                                                                                                                       ------------
                                                                   Total Plan Interest in Master Trusts                      60,963
                                                                                                                       ------------
                                                                   Total                                               $  1,241,027
                                                                                                                       ============

       * Cost information omitted for participant-directed investment. ** Party-in-interest investment.
     *** Includes nonparticipant-directed investments. No investment transactions exceeded 5% of the Plan's net assets.

See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year ended December 31, 2004
                          (Dollar amounts in thousands)

                                                                                                                   CURRENT
                                                                                                                  VALUE OF
                                                                                               EXPENSE             ASSET
                                                                                              INCURRED               ON
                                 DESCRIPTION OF ASSET (INCLUDE                                  WITH               TRANS-   NET GAIN
                                 INTEREST RATE AND MATURITY IN  PURCHASE   SELLING    LEASE    TRANS-    COST OF   ACTION      OR
  IDENTITY OF PARTY INVOLVED             CASE OF LOAN)            PRICE     PRICE    RENTAL    ACTION     ASSET     DATE     (LOSS)
------------------------------  ------------------------------  --------  --------  --------  --------  --------  --------  --------
Series of transactions:
  Invesco                       Oxy Invesco Units:
                                    114 Acquisitions            $ 60,267        --        --        --    60,267    60,267        --
                                    86 Dispositions                   --    34,439        --        --    30,759    34,439     3,680

  Alliance Bernstein Inst Inv   Alliance Bernstein Small Cap
                                  Units:
    Management                      80 Acquisitions               57,233        --        --        --    57,233    57,233        --
                                    56 Dispositions                   --     6,140        --        --     6,139     6,140         1

* The Bank of New York          Collective Short-Term
                                  Investment Fund:
                                    593 Acquisitions             105,117        --        --        --   105,117   105,117        --
                                    352 Dispositions                  --    83,948        --        --    83,948    83,948        --

*    Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX



 Exhibit
   No.                               Exhibit
--------------------------------------------------------------------------------
   23.1        Consent of Independent Registered Public Accounting Firm